UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Virgin Mobile USA, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

92769R108

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92769R108	Page 2 of 17 Pages

1.	Name of Reporting Person: Corvina Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0
6. Shared Voting Power: 34,965,221
7. Sole Dispositive Power: 22,906,595
8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,965,221
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 53.5%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92769R108	Page 3 of 17 Pages

1.	Name of Reporting Person: Cortaire Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0
6. Shared Voting Power: 34,965,221
7. Sole Dispositive Power: 229
8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,965,221
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 53.5%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92769R108	Page 4 of 17 Pages

1.	Name of Reporting Person: Gamay Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0
6. Shared Voting Power: 34,965,221
7. Sole Dispositive Power: 22,906,595
8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,965,221
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 53.5%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92769R108	Page 5 of 17 Pages

1.	Name of Reporting Person: Virgin Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0
6. Shared Voting Power: 34,965,221
7. Sole Dispositive Power: 22,906,595
8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,965,221
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 53.5%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92769R108	Page 6 of 17 Pages

1.	Name of Reporting Person: Sir Richard Branson
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0
6. Shared Voting Power: 34,965,221
7. Sole Dispositive Power: 22,906,595
8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,965,221
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 53.5%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 92769R108	Page 7 of 17 Pages

1.	Name of Reporting Person: Cougar Investments Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0
6. Shared Voting Power: 34,965,221
7. Sole Dispositive Power: 22,906,595
8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,965,221
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 53.5%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92769R108	Page 8 of 17 Pages

1.	Name of Reporting Person: Plough Investments Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0
6. Shared Voting Power: 34,965,221
7. Sole Dispositive Power: 22,906,595
8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,965,221
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 53.5%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92769R108	Page 9 of 17 Pages

1.	Name of Reporting Person: Deutsche Bank Trustee Services (Guernsey) Limited*
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0
6. Shared Voting Power: 34,965,221
7. Sole Dispositive Power: 22,906,595
8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,965,221
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 53.5%
12.	Type of Reporting Person (See Instructions): OO

*	Solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust.

CUSIP No. 92769R108	Page 10 of 17 Pages

1.	Name of Reporting Person: RBC Trustees (CI) Limited*
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0
6. Shared Voting Power: 34,965,221
7. Sole Dispositive Power: 22,906,595
8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,965,221
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 53.5%
12.	Type of Reporting Person (See Instructions): OO

*	Solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust.

Page 11 of 17 Pages

Item 1	(a).	Name of Issuer:

Virgin Mobile USA, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Virgin Mobile USA, Inc. 10 Independence Boulevard, Warren, NJ 07059

Item 2	(a).	Name of Person Filing:

This statement is filed jointly by:

Corvina Holdings Limited (“Corvina”)

Cortaire Limited (“Cortaire”)

Gamay Holdings Limited (“Gamay”)

Virgin Group Holdings Limited (“VGHL”)

Sir Richard Branson

Cougar Investments Limited (“Cougar”)

Plough Investments Limited (“Plough”)

Deutsche Bank Trustee Services (Guernsey) Limited (“DBTSGL”) solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust (such trusts collectively referred to as the “DB Trusts”)

RBC Trustees (CI) Limited (“RBC Trustees”) solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust (such trusts collectively referred to as the “RBC Trusts”)

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Corvina – La Motte Chambers, St. Helier, Jersey, JE1 1BJ

Cortaire – La Motte Chambers, St. Helier, Jersey, JE1 1BJ

Gamay – La Motte Chambers, St. Helier, Jersey, JE1 1BJ

VGHL – La Motte Chambers, St. Helier, Jersey, JE1 1BJ

Sir Richard Branson – The Valley, Virgin Gorda, Necker Island, British Virgin Islands, D8 28036

Cougar – St. Paul’s Gate, New Street, St. Helier, Jersey, JE4 8YP

Plough – St. Paul’s Gate, New Street, St. Helier, Jersey, JE4 8YP

DBTSGL – Lefebvre Court, Lefebvre Street, St. Peter Port, Guernsey, GY16EJ

RBC Trustees – La Motte Chambers, St. Helier, Jersey, JE1 1BJ

Item 2	(c).	Citizenship:

Corvina – British Virgin Islands

Cortaire – British Virgin Islands

Gamay – British Virgin Islands

VGHL – British Virgin Islands

Sir Richard Branson – United Kingdom

Cougar – Jersey

Plough – Jersey

DBTSGL – Guernsey

RBC Trustees – Jersey

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01. This Schedule 13G includes 1 share of the Company’s Class C common stock held by Cortaire and 115,061 shares of Class C Common Stock beneficially owned by the other members of the Virgin Group (“Virgin Group” refers to VGHL and its affiliated entities). Except for convertibility of Class C Common Stock into Class A Common Stock, shares of Class A Common Stock and shares of Class C Common Stock are identical, including with respect to voting rights. The shares of Class C Common Stock may be converted into shares of Class A Common Stock at any time at the option of the holder and will automatically convert into shares of Class A Common Stock upon any transfer of shares of Class C Common Stock by the Virgin Group, except certain permitted transfers.

Item 2	(e).	CUSIP Number:

92769R108

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 12 of 17 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

see Row 9 of each cover page

(b) Percent of class:

53.5% (the percentages of the class are based on 53,150,069.88 shares of Class A Common Stock of Virgin Mobile USA, Inc. outstanding as of December 31, 2007, plus 1 share, in the case of Cortaire, and 115,061 shares, in the case of the other members of the Virgin Group, of Class A Common Stock that may be acquired by such reporting persons upon the conversion of their shares of Class C Common Stock plus the shares of Class A Common Stock underlying an approximately 18.5% limited partnership interest in Virgin Mobile USA, L.P. (an indirect, majority-owned subsidiary of the issuer), held by Sprint Ventures, Inc. (“Sprint”), which interest is initially exchangeable for 12,058,626 Shares of Class A Common Stock of the issuer, and one share of the issuer’s Class B Common Stock held by Sprint, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which such limited partnership interest is exchangeable)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

see Row 5 of each cover page

(ii) Shared power to vote or to direct the vote:

see Row 6 of each cover page

(iii) Sole power to dispose or to direct the disposition of:

see Row 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

see Row 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Cortaire is a wholly-owned subsidiary of Corvina. Approximately 87% of Corvina is held directly by VGHL. The remaining 13% of Corvina is owned jointly by Gamay and certain senior executives of the Virgin Group. Gamay is a wholly owned subsidiary of VGHL. VGHL is jointly owned by Sir Richard Branson, Cougar, Plough, the DB Trusts and the RBC Trusts. The principal beneficiaries of the DB Trusts and the RBC Trusts are Sir Richard Branson and certain members of his family.

The Virgin Group and Sprint may be deemed to be part of a group jointly holding beneficial ownership of 34,965,221 shares of Class A Common Stock, as a result of Corvina, Cortaire and Sprint being parties to a Stockholders’ Agreement, dated October 16, 2007, a copy of which was filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 17, 2007. The Virgin Group does not, however, affirm the existence of any group with Sprint.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 13 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	Corvina Holdings Limited

	By:	/s/ Paul Fauvel
	Name:	Paul Fauvel
	Title:	Alternate Director to Frank Dearie

Cortaire Limited

	By:	/s/ Paul Fauvel
	Name:	Paul Fauvel
	Title:	Alternate Director to Frank Dearie

Gamay Holdings Limited

	By:	/s/ Paul Fauvel
	Name:	Paul Fauvel
	Title:	Alternate Director to Frank Dearie

Virgin Group Holdings Limited

	By:	/s/ Paul Fauvel
	Name:	Paul Fauvel
	Title:	Alternate Director to Frank Dearie

/s/ Sir Richard Branson
Sir Richard Branson

Cougar Investments Limited

	By:	/s/ Alison Renouf /s/ Tracy Martel
	Name:	Alison Renouf Tracy Martel
	Title:	Director Alternate Director

Plough Investments Limited

	By:	/s/ Alison Renouf /s/Tracy Martel
	Name:	Alison Renouf Tracy Martel
	Title:	Director Alternate Director

Page 14 of 17 Pages

Deutsche Bank Trustee Services (Guernsey) Limited*

By:	/s/ Alison Renouf /s/ Tracy Martel
Name:	Alison Renouf Tracy Martel
Title:	Authorised Signatories

RBC Trustees (CI) Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Authorised Signatory

*	As trustee of the Virgo, Libra, Jupiter, Mars, Venus, Leo and Gemini Trusts

Page 15 of 17 Pages

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated, February 14, 2008, by and among Corvina Holdings Limited, Cortaire Limited, Gamay Holdings Limited, Virgin Group Holdings Limited, Sir Richard Branson, Cougar Investments Limited, Plough Investments Limited, Deutsche Bank Trustee Services (Guernsey) and RBC Trustees (CI) Limited.

Page 16 of 17 Pages

Exhibit A

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to the shares of common stock of Virgin Mobile USA, Inc. The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2008	Corvina Holdings Limited

	By:	/s/ Paul Fauvel
	Name:	Paul Fauvel
	Title:	Alternate Director to Frank Dearie

Cortaire Limited

	By:	/s/ Paul Fauvel
	Name:	Paul Fauvel
	Title:	Alternate Director to Frank Dearie

Gamay Holdings Limited

	By:	/s/ Paul Fauvel
	Name:	Paul Fauvel
	Title:	Alternate Director to Frank Dearie

Virgin Group Holdings Limited

	By:	/s/ Paul Fauvel
	Name:	Paul Fauvel
	Title:	Alternate Director to Frank Dearie

/s/ Sir Richard Branson
Sir Richard Branson

Cougar Investments Limited

	By:	/s/ Alison Renouf /s/ Tracy Martel
	Name:	Alison Renouf Tracy Martel
	Title:	Director Alternate Director

Page 17 of 17 Pages

Plough Investments Limited

By:	/s/ Alison Renouf /s/ Tracy Martel
Name:	Alison Renouf Tracy Martel
Title:	Director Alternate Director

Deutsche Bank Trustee Services (Guernsey) Limited*

By:	/s/ Alison Renouf /s/ Tracy Martel
Name:	Alison Renouf Tracy Martel
Title:	Authorised Signatories

RBC Trustees (CI) Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Authorised Signatory

*	As trustee of the Virgo, Libra, Jupiter, Mars, Venus, Leo and Gemini Trusts